Exhibit 21.1

SUBSIDIARIES OF AMERINST INSURANCE GROUP, LTD.

Name	Jurisdiction of Organization
AmerInst Mezco, Ltd.	Bermuda
AmerInst Professional Services, Limited	Delaware
AmerInst Insurance Company, Ltd.	Bermuda
AmerInst Investment Company, Ltd.	Bermuda
AmerInst Holdings, Ltd. (Inactive) AmerInst Underwriters, Inc. (Inactive)	Bermuda Delaware